Exhibit 99.1

LeddarTech Concludes Licensing Arrangement With Renesas

QUEBEC CITY, Canada, March 20, 2024 — LeddarTech Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, is pleased to announce that it has concluded a long-term licensing arrangement with Renesas Electronics America Inc. to commercialize the LCA2 and LCA3 programmable system-on-chip (SoC) product families.

LeddarTech collaborated with Renesas (formerly IDT) to develop the LCA2 and LCA3 programmable SoC products. LeddarTech’s distinctive LiDAR software, combined with AI-based low-level fusion and perception, formed the foundation of LeddarTech’s ADAS and AD offerings to automotive OEMs and Tier 1-2s. This agreement with Renesas is one of the outcomes of LeddarTech’s strategic transition to a pure-play automotive software company, building on the LeddarVision AI-based low-level fusion and perception software for advanced driver assistance systems and AD. In connection with this transition, LeddarTech is pursuing a licensing model with strategic partners and customers for its solid-state LiDAR products and technology, and this arrangement with Renesas is currently one of the most prominent licenses established in this process.

“I am very pleased to have concluded this licensing arrangement with Renesas,” stated Frantz Saintellemy, President and CEO of LeddarTech. “Renesas has been a significant strategic partner of LeddarTech for several years, and this agreement will benefit both organizations and the LiDAR market, leveraging our joint investments in developing these products. Under this licensing arrangement, Renesas will leverage its global sales force and customer base. LeddarTech will strive to maximize the value of our foundational solid-state LiDAR technology assets for many years to come,” Mr. Saintellemy concluded.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”